UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

On March 5, 2025, KB Financial Group Inc. (“KB Financial Group” or the “Group”) furnished a public notice regarding the convocation of its annual general meeting of shareholders for fiscal year 2024.

The agenda for the annual general meeting of shareholders to be held on March 26, 2025 is currently being distributed to shareholders of KB Financial Group for their reference as they exercise their voting rights.

Agenda:

1) Approval of financial statements and the proposed dividend payment for fiscal year 2024

2) Amendment of the articles of incorporation of KB Financial Group

3) Appointment of directors (one non-standing director and four non-executive directors)

3-1) Non-Standing Director Candidate: Hwan Ju Lee

3-2) Non-Executive Director Candidate: Jungsung Yeo

3-3) Non-Executive Director Candidate: Jaehong Choi

3-4) Non-Executive Director Candidate: Sung-Yong Kim

3-5) Non-Executive Director Candidate: Eun Young Chah

4) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Whajoon Cho

5) Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Sun Yeop Kim

6) Appointment of members of the Audit Committee, who are non-executive directors

6-1) Audit Committee Member Candidate: Sung-Yong Kim

6-2) Audit Committee Member Candidate: Eun Young Chah

7) Approval of the aggregate remuneration limit for directors

Agenda for Annual General Meeting of Shareholders for Fiscal Year 2024

Agendum 1. Approval of Financial Statements and the Proposed Dividend Payment for Fiscal Year 2024

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Separate Financial Statements for Fiscal Year 2024

99.2	Consolidated Financial Statements for Fiscal Year 2024

KB Financial Group’s separate and consolidated financial statements, including the Independent Auditor’s Reports and the notes to the financial statements, are available on the website of KB Financial Group and under the cover of a Form 6-K.

For the proposed dividend payment amount for fiscal year 2024, please refer to the Separate Statements of Appropriation of Retained Earnings of the Separate Financial Statements for Fiscal Year 2024 included in Exhibit 99.1 attached hereto.

Agendum 2. Amendment of the Articles of Incorporation

The following table sets forth a summary of the proposed amendments to the articles of incorporation

Current Provisions	(Proposed) Amendments	Remarks
Article 14 (Stock Options)	Article 14 (Stock Options)

(1) The Company may grant stock options to the officers and employees (including officers and employees of related companies as prescribed under Article 9 of the Enforcement Decree of the Commercial Code, hereinafter, the same) pursuant to the provisions of the Commercial Code and other relevant laws, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Company; provided, however, that the Company may grant stock options to the officers and employees other than directors, by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the Company must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.

(2) The persons who are entitled to receive such stock options shall be officers and employees of the Company prescribed under Paragraph (1) above who have contributed, or are capable of contributing, to the management or technical innovation of the Company, except for officers or employees in any of the following cases:

1. The Largest Shareholder of the Company (as defined in Article 542-8, Paragraph 2 (5) of the Commercial Code, hereinafter, the same) and Specially Related Persons thereof (as defined in Article 13, Paragraph 4 of the Enforcement Decree of the Commercial Code, hereinafter, the same), except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company;

2. ~ 3. (Omitted)

(3) ~ (6) (Omitted)

(1) The Company may grant stock options to the officers and employees (including officers and employees of related companies as prescribed under Article 30 of the Enforcement Decree of the Commercial Code, hereinafter, the same) pursuant to the provisions of the Commercial Code and other relevant laws, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding 15/100 of the total number of issued and outstanding shares of the Company; provided, however, that the Company may grant stock options to the officers and employees other than directors, by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the Company must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.

(2) (Same as left)

1. The Largest Shareholder of the Company (as defined in Article 542-8, Paragraph 2 (5) of the Commercial Code, hereinafter, the same) and Specially Related Persons thereof (as defined in Article 34, Paragraph 4 of the Enforcement Decree of the Commercial Code, hereinafter, the same), except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company;

2. ~ 3. (Same as prior to amendment)

(3) ~ (6) (Same as prior to amendment)

Reflecting changes to the article reference number of the cited laws, and other clean-up changes

(7) A stock option is exercisable by a person who has served the Company for two (2) years or more from the date specified in Paragraph (1) above at which a resolution to grant such stock option was adopted. If the grantee’s continuous service terminates by reason of the grantee’s death, attainment of mandatory retirement age or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.

(8) ~ (9) (Omitted)

(7) A stock option is exercisable by a person who has served the Company for two (2) years or more from the date specified in Paragraph (1) above at which a resolution to grant such stock option was adopted. If the grantee’s continuous service terminates by reason of the grantee’s death or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.

(8) ~ (9) (Same as prior to amendment)

Reflecting amendments to the enforcement decree of the Commercial Code

Current Provisions	(Proposed) Amendments	Remarks
Article 20-2 (Issuance of Write-down Contingent Convertible Bonds)	Article 20-2 (Issuance of Write-down Contingent Convertible Bonds)
(1) The Company may issue bonds by a resolution of the Board of Directors, which are a different type of bonds from those under Article 469, Paragraph (2), Article 513 and Article 516-2 of the Korean Commercial Code and are exempted from the obligation to repay the bonds and pay interest thereon if an event predetermined in accordance with objective and reasonable standards at the time of the issuance of the bonds occurs (the “Write-down Contingent Convertible Bonds”).	(1) (Same as left)

(2) (Omitted)	(2) (Same as prior to amendment)
(3) The Company may issue the Write-down Contingent Convertible Bonds on the condition that if either one of the following conditions are satisfied, the obligations to repay the Write-down Contingent Convertible Bonds issued by the Company and to pay interest thereon shall be reduced or exempted (the “Debt Restructuring”):	(3) (Same as left)	Clarifying the referenced laws

1. The Company received a measure of managerial improvement order from the Financial Services Commission pursuant to the Act on the Structural Improvement of the Financial Industry; or	1. The Company received a measure of managerial improvement order from the Financial Services Commission pursuant to the Financial Holding Company Act; or

2. (Omitted)	2. (Same as prior to amendment)

(4) (Omitted)	(4) (Same as prior to amendment)

Article 44 (Review/Resolution of the Board of Directors)	Article 44 (Review/Resolution of the Board of Directors)
The Board of Directors shall review and resolve each of the following matters:	(Same as left)

1. ~ 5. (Omitted) (Newly established)	1. ~ 5. (Same as prior to amendment) 6. Matters concerning establishment and supervision of internal control and risk management policies; 7. ~ 9. (Same as prior to amendment)	Reflecting amendments to the Act on the Corporate Governance of Financial Companies and revising listed item numbers
6. ~ 8. (Omitted)

Article 48 (Committees)	Article 48 (Committees)
(1) The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for	(1) (Same as prior to amendment)

Current Provisions	(Proposed) Amendments	Remarks
the purposes of smooth operation of the Board of Directors and effective management of the Company:

1. Risk Management Committee;

2. Evaluation and Compensation Committee;

3. Non-executive Director Nominating Committee;

4. Audit Committee Member Nominating Committee;

5. CEO Nominating Committee;

6. Audit Committee;

7. Subsidiaries’ CEO Director Nominating Committee; and

(Newly established)

8. ESG Committee.

(2) Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

(3) (Omitted)

1. Non-executive Director Nominating Committee;

2. Chairman Nominating Committee;

3. Audit Committee Member Nominating Committee;

4. Subsidiaries’ Representative Director Nominating Committee;

5. Audit Committee;

6. Risk Management Committee;

7. Evaluation and Compensation Committee;

8. Internal Control Committee; and

9. ESG Committee.

(2) Matters regarding the composition, power, operation, etc., of each committee shall be determined by the resolution of the Board of Directors. However, the Risk Management Committee shall oversee the inspection, evaluation and improvement requests with respect to risk management pursuant to Article 22-2 Paragraph (2) of the Act on Corporate Governance of Financial Companies.

(3) (Same as prior to amendment)

Revising the order of the committees of the Board of Directors

Providing the basis for establishing an Internal Control Committee, pursuant to the amended Act on the Corporate Governance of Financial Companies

Providing the basis for the risk management inspection roles of the Risk Management Committee

Article 51 (Constitution of Audit Committee)	Article 51 (Constitution of Audit Committee)

(1) ~ (3) (Omitted)

(4) The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:

(Newly established)

1. (Omitted)

2. A person who has been a researcher in the institutions or an assistant professor in colleges, having a master’s degree in law or economics -business with at least 5-year work experience;

3. ~ 5. (Omitted)

(5) ~ (6) (Omitted)

(1) ~ (3) (Same as prior to amendment)

(4) Not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws, such as the Act on the Corporate Governance of Financial Companies:

(5) At least one Audit Committee member other than the Audit Committee members specified in Paragraph (4) shall have any of the following qualifications

1. (Same as prior to amendment)

2. A person having a master’s degree or above in law or business with at least five (5) years of work experience as a researcher at a research institution or an assistant professor or above at a university, in law, finance, or accounting or a related field;

3. ~ 5. (Same as prior to amendment)

(6) ~ (7) (Same as prior to amendment)

Reflecting the revision of the qualification requirements for Audit Committee members Revising listed item numbers

Current Provisions	(Proposed) Amendments	Remarks
Article 52 (Duties of Audit Committee)	Article 52 (Duties of Audit Committee)

(1) ~ (6) (Omitted)

(7) The Audit Committee shall retain the power to audit the status of the operation and property and to request the submission of materials in relation to the managerial matters of the Wholly-Owned Subsidiary, etc. and with respect to the exercise of such power Article 46 Paragraph (2) shall apply mutatis mutandis to the liability of the Audit Committee.

(8) ~ (11) (Omitted)

(1) ~ (6) (Same as prior to amendment)

(7) The Audit Committee shall retain the power to audit the status of the operation and property and to request the submission of materials in relation to the managerial matters of the Wholly-Owned Subsidiary, etc. and with respect to the exercise of such power, Article 47 Paragraph (2) shall apply mutatis mutandis to the liability of the Audit Committee.

(8) ~ (11) (Same as prior to amendment)

Revising the article reference number of the cited law

Article 56(Appointment of External Auditor)	Article 56(Appointment of External Auditor)

The Company shall appoint a person selected by the Audit Committee as the external auditor, and shall report such appointment to the Ordinary General Meeting of Shareholders to be held after he/she is appointed or to the shareholders as of the latest closing date of the shareholders’ registry in writing or in electronic form, or shall give a public notice regarding such appointment via the Company’s website and make such notice available until the end of the relevant fiscal year with respect to which the audit is conducted.	The Company shall appoint a person selected by the Audit Committee as the external auditor, and shall report such appointment to the Ordinary General Meeting of Shareholders to be held after he/she is appointed or to the shareholders as of the latest record date in writing or in electronic form, or shall give a public notice regarding such appointment via the Company’s website and make such notice available until the end of the relevant fiscal year with respect to which the audit is conducted.	Clean-up change

Article 59 (Dividends)	Article 59 (Dividends)

(1) ~ (2) (Omitted)

(3) The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

(1) ~ (2) (Same as prior to amendment)

(3) The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

No change to the English AOI (change only reflects a change in the Korean expression)

Article 60 (Quarterly Dividends)	Article 60 (Quarterly Dividends)

(1) The Company may distribute cash dividends to the shareholders as of the end of March, June or September by resolution of the Board of Directors.

(2) Quarterly Dividends provided under Paragraph (1) shall be decided by a resolution of the Board of Directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including including the FSCMA, etc.

(3) ~ (4) (Omitted)

(1) The Company may distribute cash dividends to the shareholders pursuant to resolution of the Board of Directors obtained within (45) days from the last day of March, June or September.

(2) The Company may set the record date to determine the shareholders who will receive the Dividends set forth in Paragraph (1) by a resolution of the Board of Directors. The Company shall give at least two (2) weeks prior notice to the public.

(3) ~ (4) (Same as prior to amendment)

Providing the basis for allowing the Board of Directors to set the record dates for quarterly dividends through a resolution, pursuant to the amended Financial Investment Services and Capital Markets Act

Agendum 3. Appointment of directors (one non-standing director and four non-executive directors)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2024	Term of Office
3-1) Appointment of Non-Standing Director	Hwan Ju Lee	10/26/1964	Board of Directors	N/A	2 years
3-2) Appointment of Non-Executive Director	Jungsung Yeo	04/01/1960	Non-Executive Director Nominating Committee	100%	1 year
3-3) Appointment of Non-Executive Director	Jaehong Choi	08/01/1962	Non-Executive Director Nominating Committee	100%	1 year
3-4) Appointment of Non-Executive Director	Sung-Yong Kim	03/16/1966	Non-Executive Director Nominating Committee	100%	1 year
3-5) Appointment of Non-Executive Director	Eun Young Chah	10/25/1962	Non-Executive Director Nominating Committee	N/A	2 years

Nominee for Non-Standing Director(1)(2)

Name	Current Position	Career
Hwan Ju Lee (New appointment)(3)	• President & CEO, Kookmin Bank

•   President & CEO, Kookmin Bank (Jan. 2025~Present)

•   Chairman & CEO, KB Life Insurance (Jan. 2023~Dec. 2024)

•   Chairman & CEO, KB Life Insurance (prior to the merger with Prudential Life Insurance) (Jan. 2022~Dec. 2022)

•   Senior Executive Vice President & CFO, KB Financial Group (Jan. 2021~Dec. 2021)

•   Senior Executive Vice President, Head of the Strategy & Finance Planning Group, Kookmin Bank (Jan. 2020~Dec. 2020)

•   Senior Managing Director, Head of the Retail Customer Group, Kookmin Bank (Jan. 2019~Dec. 2019)

•   Managing Director, Head of the Retail Customer Group, Kookmin Bank (Jan. 2018~Dec. 2018)

•   Head of the Foreign Exchange Business Division, Kookmin Bank (Jul. 2016~Dec. 2017)

•   Head of the Sales Planning Department, Kookmin Bank (Jul. 2013~Jul. 2016)

Note: (1)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.

(2)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.
(3)	The nominee’s term of office is scheduled to expire on the date of KB Financial Group’s 19th annual general meeting of shareholders, which is currently expected to be held in March 2027.

Nominees for Non-Executive Directors(1)(2)(3)

Name	Main Position	Career
Jungsung Yeo (Re-appointment)	• Professor, Department of Consumer Science, Seoul National University

•  Professor, Department of Consumer Science, Seoul National University (Sep. 1993~Current)

•  Executive Vice President for Academic Affairs and Trustee of the Board of Trustees, Seoul National University (Feb. 2021~Jan. 2023)

•  Executive Vice President for Planning and Communication and Trustee of the Board of Trustees, Seoul National University (Feb. 2019~Jan. 2021)

•  Civilian Chairperson, Consumer Policy Committee under the Prime Minister’s Office (Oct. 2017~Sep. 2023)

•  Director, The Korean Committee for UNICEF (Mar. 2016~Mar. 2019)

•  Member, Korea Copyright Commission (Jul. 2015~Jul. 2018)

•  Chairperson, Korean Society of Consumer Policy and Education (Jun. 2014~Jun. 2015)

•  Commissioner, Financial Management Committee under the Ministry of Economy and Finance (May. 2013~Jul. 2015)

Jaehong Choi (Re-appointment)	• Professor, Startup College, Gachon University	• Professor, Startup College, Gachon University (Sept. 2023~Current)
• Chief Director, Gangwon Center for Creative Economy and Innovation (May 2022~Feb. 2025)
• Non-Executive Director, Kakao Corp. (Oct. 2014~Mar. 2020)
• Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University (Sept. 1992~Aug. 2023)

Sung-Yong Kim (Re-appointment)	• Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Jun. 2006~Current)
• Member, Management Committee for the Key Industries Stabilization Fund (May. 2020~May. 2022)
• Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sep. 2019~Sep. 2022)
• Chairperson, Insolvency Law Institute of Korea (Jan. 2019~Jan. 2020)
• Non-Standing Commissioner, Securities & Futures Commission (Nov. 2012~Nov. 2015)

Name	Main Position	Career
Eun Young Chah (New appointment)	• Professor, Department of Economics, Ewha Womans University	• Professor, Department of Economics, Ewha Womans University (Mar. 1994~Current)
• Dean, Graduate School of Policy Sciences and College of Social Science, Ewha Womans University (Feb. 2025~Current)
• Member, Local Public Enterprise Policy Committee, Ministry of the Interior and Safety (Mar. 2022~Current)
• Non-Executive Director, Hana Financial Group Inc. (Mar. 2017~Mar. 2021)
• Member, Local Fiscal Crisis Management Committee, Ministry of the Interior (Sep. 2016~Aug. 2019)
• Non-Executive Director, Samsung Card Co., Ltd. (Mar. 2011~Feb. 2017)
• Advisor, Korean Women Economists Association (Mar. 2009~Current)

Note: (1)

Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been posted on the website of KB Financial Group as well as the website of the Korea Federation of Banks.

(2)	None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
(3)	None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

Goals and Objectives of Non-Executive Director Nominees

Name	Goals and Objectives
Jungsung Yeo

•  She will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that will shape the financial paradigm and ultimately fulfilling the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She holds a Ph.D. in consumer economics and has been serving as a professor at the Department of Consumer Science at Seoul National University for over 30 years. She is also an expert in consumer science, having served as the Chairperson of the Korean Society of Consumer Studies, the Chairperson of the Asian Consumer & Family Economics Association, and the Chairperson of the Korean Society of Consumer Policy and Education. As an expert in the field of economics and finance, he will contribute to enhancing the financial soundness and managerial transparency of the Group by independently and rationally presenting alternative ideas to the Group’s management plans and major decision-making processes, and devote his efforts to achieving a sustainable growth for the Group.

•  Since 2017, as the Chairperson of the Consumer Policy Committee under the Prime Minister’s Office, she has been contributing to the promotion of consumer’s rights and interests and the establishment of fair policies that do not represent the interests of any one specific group’s interests as the Chairperson of the Consumer Policy Committee under the Prime Minister’s Office. Since her appointment as a non-executive director of KB Financial Group in March 2023, she has been dedicated to enhancing consumer rights, promoting customer-centric management, and integrating ESG management within the Group.

•  As an expert in consumer science, she will actively review financial systems and related policies, provide her insights, and perform her duties to protect the rights and interests of financial consumers and to advance their status. Furthermore, she will contribute to enhancing customer’s trust in KB Financial Group and realizing customer-centric business practices.

Name	Goals and Objectives
Jaehong Choi

•  He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that will shape the financial paradigm and ultimately fulfilling the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  As a leading expert in the digital and IT fields with a Ph.D. in electronic engineering, he has over 30 years of experience as a professor at the Department of Multimedia & IT Engineering at Gangneung-Wonju National University and is currently serving as a professor at the Startup College of Gachon University.

•  He has accumulated expertise in the mobile, platform, metaverse, and startup industries based on his past experiences as the Chief Director of the Gangwon Center for Creative Economy and Innovation, the Chairperson of the Korea Mobile Application Award Judging Committee, and a non-executive director at Kakao Corp. He also engages in various activities to stay ahead of the rapidly changing trends and developments in the digital and IT sectors.

•  For the past three years, he has faithfully performed his duties as a non-executive director of KB Financial Group by leveraging his expertise in the digital and IT fields to support the Group’s growth into a leading digital financial group.

•  Building on his extensive experience and expertise, he will actively participate in the decision-making processes of the board of directors of the Group (the “Board of Directors” or the “Board”) by thoroughly reviewing agenda items, maintaining his independence as a non-executive director, and acting solely in the best interests of all shareholders and financial customers of the Group.

Sung-Yong Kim

•  He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that shape the financial paradigm and ultimately fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  He is an expert in law with 15 years of experience as a lawyer after passing the national bar exam, and has since served as a law school professor for 18 years. He has strengthened his expertise in finance and economics by continuously providing legal advisory and review services for various institutions, including the Financial Services Commission. Over the past two years, he has also deepened his understanding of corporate governance-related matters through his role as a non-executive director of KB Financial Group.

•  As a legal expert, he will faithfully fulfill his responsibilities as a non-executive director by thoroughly reviewing the Group’s key issues from multiple perspectives and providing practical opinions to minimize legal risks.

•  Leveraging his diverse experience and expertise, he will meticulously review the legality of the resolutions of the Board of Directors and help the Board make rational decisions. He will examine each agenda item based on concrete and reliable data to actively contribute to the Board’s decision-making processes.

•  Lastly, he will perform his duties by prioritizing the interests of all shareholders and financial consumers without representing any specific interests, thereby contributing to the sustainable growth of KB Financial Group.

Name	Goals and Objectives
Eun Young Chah

•  She will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that will shape the financial paradigm and ultimately fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She is currently serving as a professor at the Department of Economics at Ewha Womans University and has been enhancing her understanding of the financial industry and markets through her extensive research and knowledge as an expert in economics. She has also served as a member of the Advisory Committee of the Financial Supervisory Service, a member of the Financial Development Review Committee of the Financial Services Commission, and a member of the Investment Pool Operation Committee of the Ministry of Economy and Finance.

•  As an expert in finance and economics, she is able to accurately assess various situations and provide an objective and independent viewpoint on key issues. Her profound insights enable her to bridge theory and practice effectively.

•  In addition, she has over 15 years of experience as a non-executive director at major domestic financial institutions, including Hana Financial Group and leading banks and card companies, which has deepened her understanding of the importance of corporate governance and the role of the board of directors. She has consistently fulfilled her responsibilities with a strong sense of accountability.

•  Finally, leveraging her deep knowledge and insight in macroeconomics, as well as the practical experience she accumulated during her tenure as a non-executive director, she will faithfully perform her duties as a non-executive director of KB Financial Group. She will strive to protect the interests of customers and shareholders and contribute to enhancing the corporate value of the Group.

The Board of Directors’ Reasons for Recommending the Nominees

Name	Reasons for Recommendation
Hwan Ju Lee

•  The nominee possesses extensive experience in the core functions within the Group, having demonstrated outstanding expertise in the financial industry through various key roles, including as the President & CEO of Kookmin Bank, the Head of the Strategic Planning Group at Kookmin Bank, the Chief Financial Officer of KB Financial Group, and the President & CEO of KB Life Insurance.

•  During his tenure as the President & CEO of KB Life Insurance, the nominee presented a clear direction and vision, leading the successful integration of Prudential Life Insurance and KB Life Insurance through rapid organizational restructuring and process innovation. He also achieved excellent management results by expanding business areas and pioneering new markets.

•  The nominee possesses extensive experience and management expertise across key roles within the Group, including the holding company, the banking sector, and the insurance sector. Based on such expertise, he is well-qualified to effectively respond to the increasingly uncertain and volatile business environment and to significantly contribute to the Board’s ability to make rational decisions in addressing the various challenges faced by KB Financial Group. Accordingly, the Board of Directors recommends the nominee to be elected as a non-standing director.

Jungsung Yeo

•  The nominee holds a Ph.D. in consumer economics and has served as a professor specializing in consumer science for 31 years, establishing herself as a leading expert in consumer protection by serving as the chairperson of numerous academic associations relating to consumer science both in Korea and overseas. She is also a representative scholar who has dedicated her life to research and social activities related to realizing consumer value, offering excellent management models and contributing to consumer protection.

•  Leveraging her profound insights and extensive experience gained through continuous research activities in consumer science, she has contributed to the enhancement of consumer rights and the fulfillment of corporate social responsibilities across the Group’s businesses.

•  Since her appointment as a non-executive director of KB Financial Group in March 2023, she has faithfully performed her duties by providing practical insights into the challenges faced by the Group. As the Chairperson of the Evaluation and Compensation Committee, she independently led the committee to ensure that the performance compensation system for the Group’s management is established fairly and reasonably.

•  The nominee possesses the capabilities to clearly guide KB Financial Group in its pursuit of co-prosperity management, which is increasingly demanded by the society. The Board of Directors believes that, as an expert in consumer science, she will help enhance the trustworthiness of financial companies by protecting the rights and interests of financial consumers and contribute to the Group’s ESG management and sustainable growth. Therefore, the Board of Directors recommends this nominee to be re-elected as a non-executive director.

Jaehong Choi

•  The nominee is a leading expert in information and communications technology with a Ph.D. in electronic engineering, and has served as a professor at the Department of Multimedia & IT Engineering at Gangneung-Wonju National University for 30 years. He has also held positions including the Chair of the Korea Mobile Application Award Judging Committee and an advisor at NHN Japan Corp. and e-Samsung Japan Corp.

•  The nominee is currently serving as a professor at the Startup College of Gachon University, based on his experience as a non-executive director at Kakao Corp., a leading platform company in Korea, and his outstanding incubating capabilities in discovering and fostering promising innovative startups.

•  Since his appointment as a non-executive director of KB Financial Group in March 2022, the nominee was able to develop practical solutions to key issues by actively communicating with management and other employees through the Board of Directors and its committees. He also made significant contributions to the Group’s Digital Transformation by directly participating in events such as CES, MWC, and the Group’s digital/IT workshops, where he engaged in discussions about strategic directions, shared his insights and facilitated communications.

•  The Board of Directors believes that, given his extensive experience and expertise, the nominee will continue to make substantial contributions to the Group’s goal of becoming the “Number 1 Digital Financial Group,” which is crucial for securing future competitiveness in the financial industry. Accordingly, the Board recommends the nominee to be re-elected as a non-executive director.

Name	Reasons for Recommendation
Sung-Yong Kim

•  The nominee is a leading expert in the legal industry who has served as a professor at the Sungkyunkwan University Law School following his careers as a lawyer and as the head of a law firm. Despite his primary expertise in law, he also possesses a high level of insight into the financial and economic sectors through his extensive advisory and review activities related to financial regulations.

•  The nominee has a deep understanding of corporate governance, having served as a non-executive director at financial institutions such as Woori Bank and Seoul Guarantee Insurance. Since his appointment as a non-executive director of KB Financial Group in March 2023, he has faithfully performed his duties as prescribed by relevant regulations and has significantly contributed to enhancing the Group’s risk management capabilities as the Chairperson of the Risk Management Committee.

•  In particular, as a non-executive director, he has been recognized for his ability to fulfill the responsibilities and duties of a director by not only actively participating in formal meetings but also by requesting relevant materials from management and related departments whenever necessary, and by providing practical advice to ensure that effective responses are made.

•  The Board of Directors believes that, as demonstrated by his track record, the nominee possesses the expertise to minimize the Group’s legal risks based on his broad legal knowledge and insights. His capabilities are also deemed essential for stabilizing the Group’s corporate governance and contributing to its sustainable growth. Accordingly, the Board recommends the nominee to be re-elected as a non-executive director.

Eun Young Chah

•  The nominee holds a Ph.D. in economics and has been serving as a professor at the Department of Economics at Ewha Womans University. She is a leading expert in finance and economics, having served as a private-sector member of the National Economic Advisory Council, a member of the Financial Development Review Committee of the Financial Services Commission, and a member of the Advisory Committee of the Financial Supervisory Service.

•  Through her professional knowledge and diverse activities, the nominee has developed a deep understanding of the financial industry and markets. As a participatory economic expert with a broad perspective, she has also contributed articles on domestic and international financial and economic issues to economic magazines on a regular basis.

•  In particular, leveraging her extensive financial expertise and experience accumulated over more than 30 years, the nominee has successfully served as a non-executive director at major financial companies, including holding companies, banks, and card companies. She has been recognized for her ability to review and provide opinions on agenda items objectively and independently, based on a thorough understanding of the roles and responsibilities of a non-executive director.

•  The Board of Directors believes that, based on her exceptional expertise and insights in the financial and economic fields, the nominee will make substantial contributions to the sustainable growth and value enhancement of KB Financial Group. Accordingly, the Board recommends the nominee to be elected as a non-executive director.

Agendum 4. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2024	Term of Office
4) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Whajoon Cho	02/24/1957	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	100%	1 year

Note:	(1)	The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Whajoon Cho (Re-appointment)	-	• Auditor, Mercedes-Benz Financial Services Korea Limited (Apr. 2017~Mar. 2023)
• Non-Executive Director, Pulmuone Corporate (Jun. 2016~Mar. 2022)
• Visiting Professor, Sogang University / Lecturer, KAIST (Korea Advanced Institute of Science and Technology) (Mar. 2016~Dec. 2016)
• President & CEO, KT Capital Corporation (Feb. 2014~Sept. 2015)

Note:	(1)	Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been disclosed on the websites of KB Financial Group and the Korea Federation of Banks for reference.
	(2)	The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.
	(3)	The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Whajoon Cho

•  She will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that will shape the financial paradigm and ultimately fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  She has extensive experience as a finance expert, having served as an executive officer of finance and investor relations at KT Corporation and as the CFO of KTF, BC Card, and KT Capital, based on which she has also served as the President & CEO of KT Capital. In addition, she holds a Ph.D. in accounting and has accumulated profound insights and experience in accounting through her university lectures and her role as a standing auditor at Mercedes-Benz Financial Services Korea.

•  Leveraging her expertise in finance and accounting, as well as her experience as a non-executive director of KB Financial Group for the past two years, she will contribute to the Group’s efficient capital management and risk management. She will actively review and provide opinions on key management strategies and plans to ensure that the Group can achieve sustainable growth through stable profit generation.

•  She will faithfully fulfill her duties as a non-executive director by actively participating in the activities of the Board of Directors and its committees, engaging in in-depth discussions, and providing diverse solutions to key issues. In addition, she will perform her duties solely in the interests of all shareholders and financial consumers without representing any specific interests.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Whajoon Cho

(Recommendation as a Non-Executive Director)

•  The nominee is an expert in finance and accounting who has served as a managing director of finance and investor relations at KT Corporation, the CFO and Senior Managing Director of BC Card, the President and CEO of KT Capital Corporation, and the auditor of Mercedes-Benz Financial Services Korea. In particular, with a Ph.D. in accounting, she possesses a high level of insight and expertise in accounting based on her university lectures and practical experiences in the corporate field.

•  Not only is she recognized for her business management capabilities, having served as the first female president at KT Group and CEO of KT Capital Corporation, but she also possesses a high level of insight into finance and corporate governance based on her experiences serving as the CFO and auditor at numerous financial companies.

•  Since her appointment as a non-executive director of KB Financial Group in March 2023, she has faithfully fulfilled her responsibilities as the Chairperson of the Audit Committee by operating the committee fairly and independently from the management. Leveraging her excellent soft skills, she has also played a key role in ensuring that the Board of Directors and its committees function efficiently and effectively.

•  The Board of Directors believes that the nominee, with her extensive expertise in accounting and finance, her practical experience as a CEO, and her deep insights into corporate governance, will continue to make substantial contributions to the sustainable growth and development of KB Financial Group. Accordingly, the Board recommends the nominee to be re-elected as a non-executive director.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all of the relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  With a Ph.D. in accounting, the nominee possesses a high level of insight and expertise in accounting based on her extensive university lectures and practical experiences in the corporate field.

•  With extensive experience in finance-related roles in corporations and having served as the auditor of Mercedes-Benz Financial Services Korea for six years, the nominee has accumulated profound expertise in audit-related tasks. She is deemed to be well-qualified to operate the Audit Committee fairly and independently from management. In particular, as the Chairperson of the Audit Committee of KB Financial Group last year, the nominee made significant contributions to ensuring the independent execution of duties and the supervisory functions of the Audit Committee.

•  Given her proven expertise in accounting and audit-related fields, as well as her experience participating in the activities of the Audit Committee, the Board of Directors believes that the nominee will continue to faithfully fulfill her responsibilities as an audit committee member. Accordingly, the Board of Directors recommends the nominee to be re-elected as a member of the Audit Committee.

Agendum 5. Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2024	Term of Office
5) Appointment of Non-Executive Director, Who Will Serve as a Member of the Audit Committee	Sun Yeop Kim	11/24/1969	Non-Executive Director Nominating Committee and Audit Committee Member Nominating Committee	N/A	2 years(2)

Note:

(1)   The above appointment of a non-executive director, who will serve as a member of the Audit Committee, will take place separately from the appointment of other directors, pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies.

(2) Term of office as a member of the Audit Committee will be 1 year.

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee(1)(2)(3)

Name	Main Position	Career
Sun Yeop Kim (New appointment)	Representative Director, E-JUNG Accounting Corporation	• Representative Director, E-JUNG Accounting Corporation (Sep. 2022~Current)
• Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance (Jan. 2018~Current)
• Non-Executive Director, FARMSCO (Mar. 2021~Feb. 2025)
• Head of Financial Services/Strategy Division, Deloitte Anjin LLC (Jan. 2016~Dec. 2018)

Note:

(1)   Pursuant to Article 3 of the Internal Rules on Governance Structure of KB Financial Group, details regarding the recommendation of non-executive director candidates have been disclosed on the websites of KB Financial Group and the Korea Federation of Banks for reference.

(2) The nominee (i) has not engaged in any transaction with KB Financial Group in the past three years and (ii) does not have any relationship with the largest shareholder of KB Financial Group.
(3) The nominee (i) owes no delinquent taxes, (ii) does not belong to the management of an insolvent company and (iii) is not subject to any legal grounds for disqualification.

Goals and Objectives of the Non-Executive Director Nominee

Name	Goals and Objectives
Sun Yeop Kim

•  He will carry out the designated roles and responsibilities of a non-executive director to help KB Financial Group further grow as a trusted lifelong financial partner by leading innovations that will shape the financial paradigm and ultimately fulfill the Group’s mission of “providing financial services to deliver changes for a happier life and a better world.”

•  After obtaining qualifications as a certified public accountant in Korea, he has accumulated extensive experience and insights into finance by working at Deloitte Anjin LLC and E-JUNG Accounting Corporation, where he provided consulting services for various financial institutions, including banks, on mergers and acquisitions and strategy.

•  In addition to his expertise in accounting, he was also recognized for his ability to interpret and resolve issues comprehensively, which led to his appointment as the Representative Director of E-JUNG Accounting Corporation in 2022. At the same time, he also earned a Ph.D. in business administration, with a focus on ESG.

•  Based on his objective and comprehensive perspectives gained through diverse experiences, he will strive to enhance the expertise of the Board of Directors of KB Financial Group and support the Group’s sustainable management throughout this highly uncertain and volatile financial environment.

•  Having conducted numerous audits and advisory services for financial companies, he possesses deep insights into the financial industry and has a thorough understanding of the role of a non-executive director. He will perform his duties by independently supervising and monitoring management and by presenting practical solutions to key issues, thereby contributing to the competitiveness of KB Financial Group.

The Board of Directors’ Reasons for Recommending the Nominee, Who Will Serve as a Member of the Audit Committee

Name	Reasons for Recommendation
Sun Yeop Kim

(Recommendation as a Non-Executive Director)

•  The nominee is a highly qualified accounting expert, currently serving as the Representative Director of E-JUNG Accounting Corporation following his service at Deloitte Anjin LLC. He also meets the diverse expertise requirements for non-executive directors by holding a Ph.D. in business administration focusing on ESG.

•  He has led consulting projects for the financial industry at accounting firms, addressing various challenges faced by financial companies with profound insights and expertise. He has also served as a member of the Public Institutions Management Evaluation Committee of the Ministry of Economy and Finance for an extended period, earning recognition for his expertise in accounting audits and management advisory services.

•  His extensive organizational experience, ranging from practitioner to Representative Director, combined with his integrity and fairness that meet the rigorous standards of public institutions, positions him as an ideal candidate for ensuring that the Board can proactively respond to an increasingly uncertain financial environment.

•  The Board of Directors believes that his expertise and experience will be instrumental in enabling the Board to address challenges proactively, thereby contributing to the enhancement of corporate and shareholder value. Accordingly, the Board recommends the nominee to be elected as a non-executive director.

(Recommendation as a Member of the Audit Committee)

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  With 28 years of experience in accounting audits as a CPA and extensive consulting services for the financial industry, the nominee has developed deep insights into key issues in the financial sector.

•  He has also contributed to the implementation of fair value accounting standards as a member of the Public Institutions Management Evaluation Committee under the Ministry of Economy and Finance and the Ministry of Health and Welfare, and has actively provided his opinions to enhance accounting transparency for domestic companies.

•  His experience as a non-executive director and Chairperson of the Audit Committee at FARMSCO for three years has provided him with a thorough understanding of the roles and responsibilities of an audit committee member. The Board of Directors believes that he will faithfully fulfill his duties with independence and objectivity. Accordingly, the Board recommends the nominee to be elected as a member of the Audit Committee.

Agendum 6. Appointment of Members of the Audit Committee, Who Are Non-Executive Directors

Agendum	Name	Date of Birth	Nominator	BoD Meeting Attendance Rate for FY2023	Term of Office as a Member of the Audit Committee
6-1) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Sung-Yong Kim	03/16/1966	Audit Committee Member Nominating Committee	100%	1 year
6-2) Appointment of Members of the Audit Committee, Who Are Non-Executive Directors	Eun Young Chah	10/25/1962	Audit Committee Member Nominating Committee	N/A	1 year

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors(1)(2)

Name	Main Position	Career
Sung-Yong Kim (Re-appointment)	• Professor, Law School, Sungkyunkwan University	• Professor, Law School, Sungkyunkwan University (Jun.2006~Current)
• Member, Management Committee for the Key Industries Stabilization Fund (May 2020~May 2022)
• Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability (Sep. 2019~Sep. 2022)
• Chairperson, Insolvency Law Institute of Korea (Jan. 2019~Jan. 2020)
• Non-Standing Commissioner, Securities & Futures Commission (Nov. 2012~Nov. 2015)

Eun Young Chah (New appointment)	• Professor, Department of Economics, Ewha Womans University	• Professor, Department of Economics, Ewha Womans University (Mar. 1994~Current)
• Dean, Graduate School of Policy Sciences and College of Social Science, Ewha Womans University (Feb. 2025~Current)
• Member, Local Public Enterprise Policy Committee, Ministry of the Interior and Safety (Mar. 2022~Current)
• Non-Executive Director, Hana Financial Group Inc. (Mar. 2017~Mar. 2021)
• Member, Local Fiscal Crisis Management Committee, Ministry of the Interior (Sep. 2016~Aug. 2019)
• Non-Executive Director, Samsung Card Co., Ltd. (Mar. 2011~Feb. 2017)
• Advisor, Korean Women Economists Association (Mar. 2009~Current)

Note:	(1) None of the nominees (i) has engaged in any transaction with KB Financial Group in the past three years or (ii) has any relationship with the largest shareholder of KB Financial Group.
(2) None of the nominees (i) owes any delinquent taxes, (ii) belongs to the management of an insolvent company or (iii) is subject to any legal grounds for disqualification.

The Board of Directors’ Reasons for Recommending the Nominated Members of the Audit Committee, Who Are Non-Executive Directors

Name	Reasons for Recommendation
Sung-Yong Kim

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  He is a legal expert currently serving as a professor at Sungkyunkwan University Law School and is a leading authority in insolvency law and corporate restructuring. The Board of Directors believes that, based on his extensive legal knowledge, the nominee will play a pivotal role in enhancing the functions of the Audit Committee and ensuring that it operates objectively, fairly and independently from management.

•  As a member of the Audit Committee last year, the nominee actively exchanged opinions with management and consistently proposed measures to mitigate the Group’s legal risks. He also supported the establishment of specific plans to strengthen internal controls across the Group, making significant contributions to ensuring that the Audit Committee perform its duties in compliance with relevant regulations.

•  The Board of Directors believes that, based on his extensive practical experience accumulated as a legal expert, the nominee will continue to faithfully perform his duties on the Audit Committee with objectivity, a balanced perspective, and a commitment to fairness. Accordingly, the Board recommends the nominee to be re-elected as a member of the Audit Committee.

Eun Young Chah

•  The nominee satisfies all relevant legal requirements and the Group’s internal requirements to be a member of the Audit Committee.

•  She holds a Ph.D. in economics and is currently serving as a professor at the Department of Economics at Ewha Womans University. She is a recognized expert with extensive experience in providing policy advisory and review services on finance and economics at major public institutions.

•  In particular, through her roles as an advisory committee member of the Financial Supervisory Service and a member of the Financial Development Review Committee of the Financial Services Commission, the nominee has demonstrated an exceptional understanding of the management and supervision of the financial industry. During her tenure as a professor at Ewha Womans University, she was recognized for her strong sense of ethics and has served in key positions such as Deputy Director of Finance and Deputy Director of General Affairs.

•  In addition, she has previously served as the Chairperson of the Audit Committee at major domestic financial institutions, where her leadership, consideration for others, and active communication skills have been highly regarded for significantly contributing to the effective operation of the Audit Committee. The Board of Directors believes that, based on her expertise and proven leadership, the nominee will faithfully fulfill her duties as a member of the Audit Committee of KB Financial Group. Accordingly, the Board recommends the nominee to be elected as a member of the Audit Committee.

Agendum 7. Approval of the Aggregate Remuneration Limit for Directors

For fiscal year 2025
Number of Directors (Number of Non-Executive Directors)	9 (7)*

Aggregate Remuneration Limit	Won 3.0 billion will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of KB Financial Group for fiscal year 2025. The board of directors will approve and ratify the payment allocation. Additionally, in case treasury shares (or the equivalent monetary value) are disbursed as long-term incentives, 30,000 treasury shares will be the maximum aggregate amount of shares that may be disbursed to the directors of KB Financial Group. The board of directors will approve and ratify the standard and method of allocation and disbursements thereof.

*	The numbers of directors and non-executive directors may change depending on the results of the annual general meeting of shareholders.

For fiscal year 2024
Number of Directors (Number of Non-Executive Directors)	9 (7)

Aggregate Remuneration Paid	Won 1.616 billion

Aggregate Remuneration Limit	Won 3.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 5, 2025	By:	/s/ Sang Rock Na
(Signature)
Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer